Exhibit 99.3

PROJECT CAMARO PRE-RECORD CALL SCRIPT

11-22-20

Safe Harbor:

[Speaker]: Good day, ladies and gentlemen, and thank you for standing by. The Company refers participants on this call to the press release issued by the company, the presentation, and INSU Acquisition Corp. II’s filings with the SEC for a discussion of the risks that can affect the business combination, our business, and the business of the combined company after completion of the proposed business combination.

The company specifically refers participants to the presentation filed with the SEC to remind listeners that some of the comments today may contain forward-looking statements, and as such, will be subject to risks and uncertainties, which, if they materialize, could materially affect results. Forward-looking statements include, but are not limited to, Metromile and INSU Acquisition Corp. II’s expectation or prediction of financial and business performance and conditions, competitive and industry outlook, and the timing and completion of the transaction.

Forward-looking statements are subject to risks, uncertainties and assumptions, and they are not guarantees of performance. Metromile and INSU Acquisition Corp. II are under no obligation and expressly disclaim any obligation to update, alter or otherwise revise any forward-looking statements, whether as a result of new information, future events, or otherwise except as required by law.

I will now turn the call over to Mr. Daniel Cohen, Chairman of the Board of Directors of INSU Acquisition Corp. II. Please go ahead, sir.

Daniel

Thank you, and good morning to everyone. On behalf of my partners at INSU II and Cohen & Company, we are thrilled to announce this morning that we are combining with Metromile, a leading digital insurance platform in the U.S., and bringing it to the public markets.

Personal auto insurance is the largest segment of the massive $363 billion U.S. P&C personal insurance market, accounting for more than $250 billion of premiums per year. But it is a highly fragmented market that has seen minimal innovation, as legacy carriers largely stick to an old, inefficient way of delivering a product with low engagement and low margin. In short, it is an industry that is more than ripe for disruption by companies with technology at their core.

Metromile has done just that by embracing data science and customer-centric design. Today, the company offers American drivers pay-per-mile insurance that saves customers an average of 47% in premiums, or $740 per year, over their previous car insurance policy. Metromile is revolutionizing the insurance industry with their real-time digital auto insurance. Metromile’s visionary management team combines some of Silicon Valley’s best technologists with veterans from storied insurance companies and financial institutions.

Together, they have built an insurance company that allows them to profitably underwrite and provide meaningful consumer benefits to further enhance customer engagement. It is a technology-driven offering that is vastly different, and as a result, Metromile is steadily growing their competitive advantage with both superior profitability, high customer satisfaction and retention, and low customer acquisition costs.

And in 2019, the company launched Metromile Enterprise, a cloud-based enterprise software solution that provides key claims automation and fraud detection tools to global P&C insurers. This exciting new business leverages Metromile’s existing technology platform to drive the digital transformation of global insurance carriers and meaningfully participate in the profit improvement that they realize.

If there are two industries we clearly know and in which we have deep expertise, they are insurance and fintech. Our sponsor, Cohen & Company, has invested over $4 billion over the years across over 200 insurance companies, and we have successfully completed several fintech SPACs over the past few years, including CardConnect, Intermex and Paya. We also co-founded The Bancorp, a provider of depository and payment services to fintechs. We’re backed by a wonderful team at INSU II made up of fintech founders, operators and investors, with an excellent track record. And we are very pleased that we have received commitments for a PIPE of $150 million anchored by a great group of investors, which will be funded upon the conclusion of the combination.

Our entire team believes Metromile is a highly compelling long-term growth story.

We are absolutely thrilled to be partnering with the entire Metromile team, and with that, to tell you more, I am pleased to turn it over to the Founder and Executive Chairman of Metromile, Dave Friedberg.

Dave

Thank you very much, Daniel. Good morning to everyone on the call, and thank you for your interest. We are just as excited as Daniel to be combining with INSU II to become a public company. Today could not have been possible without our incredible Metromile team, whose non-stop work and dedication has brought us to the next milestone of our journey — to drive the digital evolution of auto insurance, setting us up for breakaway growth and compelling long-term value creation for years to come.

When we started Metromile in 2011, I was the CEO of The Climate Corporation, a company I founded after leaving Google in 2006.

The Climate Corporation was the first provider of fully-automated weather insurance products to farmers around the world. Farmers rely on good weather, and without insurance, they take on massive financial risk. We built The Climate Corporation using the ever-increasing flow of data being generated by physical sensors connected to the Internet. Satellite imagery, radar data, even data coming from farm equipment connected to the Internet, allowed us to use data science to make real-time predictions and offer insurance and software to help farmers reduce risk and increase profits.

Our investors enjoyed a successful outcome for the business when we sold it to Monsanto in 2013 for $1.1 billion. It has since become a ubiquitous software platform for farmers worldwide.

As we were setting up The Climate Corporation to operate as an insurance provider across all 50 states, we observed a similar set of advanced technology trends underway in auto insurance – namely, the ability to begin charging and underwriting per-mile rather than by “driver class,” thanks to the ubiquity of mobile phones and cars getting connected to the Internet.

We saw a straightforward and incredible opportunity to use data science and machine learning to transform auto insurance for the modern world, and we set out to build Metromile to address the inequities in the massive auto insurance market and become the world’s leading pay-per-mile auto insurance offering.

Simply put, auto insurance is unfair to the majority of drivers.

One-third of drivers drive most of the miles and get into most of the accidents. And yet, they might pay the same, fixed rates as the two-thirds of drivers who drive less than half the miles.

With Metromile, the era of fixed price insurance is coming to an end.

Today, we are the leading insurer singularly focused on auto insurance based on how and how often you drive.

This simple value proposition saves our customers, on average, 47% over what they were previously paying, and we believe we can offer savings for nearly two-thirds of U.S. drivers, representing a $100 billion revenue opportunity.

We are attracting the best drivers, charging them less, and giving them a better experience.

But it’s not just savings and a better experience for our customers that drives our success.

Our tremendous data advantage – we’ve already collected approximately 3 billion miles of data – has allowed us to build a better auto insurance company from the ground up, with digital technology at its core. By modeling the data we collect to better segment customers and automate processes, we have achieved an industry-leading loss ratio of 59%, which is ahead of our long-term targets, and a contribution margin of 15%, well on our way to achieving our long-term planned contribution margin of 28%.

And because of the savings and experience we offer drivers, it costs us less to acquire new customers, and we keep them longer. We are already realizing an average new customer lifetime of 3.4 years, and customers that have been with us for at least a year have an average customer lifetime of 5.2 years.

These metrics translate into a significant competitive advantage with an industry-leading LTV/CAC ratio. With a business model that is less capital intensive, we can generate higher growth and more operating profit than our competitors. From an estimated $111 million run-rate today, we expect to achieve $1 billion of insurance premium run-rate in four years.

We have also turned our core technology advantage into a new and growing revenue opportunity, Metromile Enterprise, which licenses software to incumbent insurers around the world.

In short, thanks to our capital efficient model, our business should achieve positive operating cash flow, while maintaining its high growth rate for many years ahead, setting the stage to become the world’s leading insurer and building a lasting enterprise.

Now I’d like to turn the call over to our CEO, Dan Preston, who will walk you through what sets us apart from everyone else, as well as provide more details about our business and the exciting road ahead.

Dan

Thanks very much, Dave, and thank you to everyone listening to this morning’s call for your interest in Metromile.

My background has always been rooted in data science: The early part of my career was focused in applying machine learning to astrophysics, medicine, and computer vision. I then co-founded and became the CTO of a payments company called AisleBuyer, which was acquired by Intuit in 2012.

I joined Metromile as the CTO in 2013, because it was at the core of my thesis for how the world was going to change. As sensor data about the physical world proliferates, entirely new companies would be built that could reshape the ways we offer products. Even more so, the companies we would build would operate in entirely different ways -- with more efficiency, insight, and customer focus.

That is exactly what we have been building at Metromile, and why we believe we are best positioned to revolutionize the $250-billion-plus, fragmented U.S. auto insurance industry.

When you think about U.S. auto insurance incumbents, they are, at best, marketing companies that deliver an inequitable product to the majority of their customers.

No incumbent competitor has more than a 20% market share, and nearly one-third of U.S. drivers shop for auto insurance every year.

These competitors are unprepared for a changing and increasingly digital world. Their advantage today lies in the scale of human capital and marketing tactics, but the advantage required to compete effectively in modern times lies in being a great technology company.

Metromile is built to be a more engaging and more profitable insurance enterprise and is poised to succeed in this rapidly digitizing world. We are the largest data science company focused solely on auto insurance.

The catalyst for this was building per-mile insurance. The traditional insurance model focuses on a “class of driver”, which uses broad demographics to provide a single six-month rate to groups of seemingly similar people. Metromile’s per-mile insurance allows us to offer a personalized rate that is billed based on actual need -- substantially lowering costs for the majority of drivers, and saving them 47% on average.

On top of this, cars themselves and the way we use cars is creating massive pricing challenges for the industry: cars are more connected, being shared, and becoming autonomous. The standard 6-month flat-rate model is unprepared and can’t take advantage of new, growing segments of business – but because Metromile is inherently connected and adaptive, we are able to underwrite entirely novel needs for insurance rapidly.

The digitization of insurance allows us to move away from a commoditized model, reliant on investment income to realize a profit, and instead create a distinct offering that is already today structurally more profitable than the industry.

Our platform looks different than any other insurer: we’re built from the ground-up with sensors and data science technology. First, we stream data from any source that measures driving - through the car itself with a device or an integration with automotive OEMs and the phone in your pocket - and second, we model that data to improve or replace all insurance functions. This means that every decision we make is better informed, more accurate and more automated. Because we’re using high quality sensor data actually connected to your car, our underwriting and product are superior. It’s by far a more accurate approach compared to relying solely on low frequency mobile phone data, which can be a more coarse or imprecise measurement.

With this platform at the core, the insurance business directly captures market share. In addition, we’re now leveraging our infrastructure and technological advantage into a substantial revenue opportunity with Metromile Enterprise. Our Enterprise segment licenses key components of this platform to create efficiencies for existing carriers around the globe already at scale. With four active deployments underway and a full pipeline, we are rapidly earning additional recurring, high-margin revenue that is scaling toward a substantial business in its own right.

The enterprise business is just one of multiple paths of sustainable growth for our business, which I’ll touch upon shortly. But let me take a couple of minutes now to walk you through the Metromile customer experience.

There are many ways to sign up with Metromile: you can sign up online or through our app in minutes. Our licensed in-house agents also provide an additional level of support. And, if you aren’t sure you’re a low mileage driver, you can download our free “Ride Along” app and find out if you’re a fit in just a few weeks.

Once you sign up, we then connect directly to your car, either through our Pulse device or a digital integration with your automotive manufacturer.

And then you’re billed at the end of each month, retroactively only for the miles you drive plus a low monthly base rate.

With that, the average Metromile customer saves over $740 per year.

Savings are only a starting point, however: We are also creating a sticky experience by helping customers with our app features -- like avoiding parking tickets, diagnosing car health issues, and more -- but also with our seamless, automated claims experience, which is the moment of truth for an insurer. Our NPS claims score of 75 and our customer satisfaction scores exceed the average insurer and speak for themselves. By building true engagement with our customers, and giving them a modern experience that addresses their needs in a fair and proactive way, we’re able to build a longer lasting relationship.

The bottom line is that this combination of savings and experience means that our customers stay with us longer.

Our average customer remains a Metromile customer for almost 3.5 years, and as they experience us longer, their lifetime grows to more than 5 years. While insurers are typically used to constant churn as they change rates and customers file claims, we’ve proven that through meaningful and intelligent engagement with our customers, we can extend their lifetime with us, increase retention and accelerate growth through winning new customers.

As we’ve grown, we’ve built the business in a purposeful way and have prioritized unit economics over “growth at all costs”, giving us a meaningful business advantage for many years to come. Over the last several years, we’ve moved from building the infrastructure and foundation to becoming a full stack carrier. When we made that transition, we made a choice to first focus on unit economics and achieving a lifetime value greater than our cost of acquisition – which, in insurance, is the only way to build a generational business that can last and scale over several decades. Ensuring that we have an engine that is returning meaningful operating profit for every policy sold, well beyond our per-policy acquisition costs, is the most capital efficient path toward profitability, and this has been our core focus.

In 2019, we achieved a positive contribution margin, and in 2020, our LTV now substantially exceeds our cost of acquisition. This gives us an enormous lever as we further scale the business: We can put substantial capital to work efficiently *today* and ensure shareholders will not have to suffer future dilution to fund future growth.

The unit economic advantage driven by our technology creates a durable advantage in three ways: 1) price competitiveness, 2) shareholder returns, and 3) customer experience.

The levers are about high quality customer acquisition and retention, but also cost structure advantages that enhance underwriting profit and ultimate returns.

These levers create a powerful flywheel:
- First, a moment-by-moment understanding of driving behavior leads to the most savings and universally adequate price levels, driving down customer acquisition cost;

- Second, a simple, engaging experience before and after customer acquisition, leading to higher virality and higher retention; and

- Finally, an end-to-end claims automation and vastly superior fraud detection leads to fewer losses and streamlined operations… driving up overall lifetime value.

Taken together, our high quality underwriting and technology-driven operations platform drive higher returns for every dollar invested to grow the business, and that same digital platform creates a far better experience for our customers. We’re proving that there doesn’t have to be a tradeoff between customer happiness and a healthy, profitable business.

And now, with billions of miles of data, and tens of thousands of claims and accidents resolved, we can leverage detailed modeling of what truly causes accidents, down to individual moments, to create a substantial pricing edge. With this, we believe we have the most accurate and most competitive rates, improving our profitability while still driving down costs for our customers. And because our model is inherently responsive, massive behavioral shifts are captured in the pricing model nearly instantly -- without requiring massive strategic shifts -- and providing continued, reliable earnings.

As I mentioned previously, submitting a claim is often the “moment of truth” for any insurer.

When a customer does get into an accident and submits a claim, our experience is automated. There’s no need for several phone calls or tedious follow up -- we algorithmically reconstruct the accident scene and can instantly validate the majority of claims. The customer is then on their way, with higher satisfaction and is now less likely to leave after a claim. Handling claims in this way leads to a substantially lower operating expense, while still driving higher customer retention.

When a claim is potentially fraudulent, our sophisticated accident and claims data science models capture the vast majority. In the auto insurance industry, up to $8 billion of excess losses are paid due to fraud, and these costs are effectively passed on to the consumer. Thanks to Metromile’s advanced technology, we are able to capture three times the number of fraudulent claims than the average insurer. It’s hard to overstate this advantage: This technical capability directly improves our loss ratio, which increases our margin, and allows us to scale more confidently into new markets and channels as we avoid adverse selection.

The culmination of this work is a year-after-year improvement in loss ratio and, in turn, contribution margin. Our industry-leading LTV/CAC ratios represent a substantial result, and these economics are sustaining; we expect to deliver a 5.5x LTV/CAC in 2024 as we achieve additional scale.

Our unit economics lead the industry because of this data and technology advantage.

It’s important to highlight three key points:

1.	Our loss ratio is already within our long-term targets, even for newly acquired business - and thus we do not need to depend on a maturing business. As we scale, we maintain our strong unit economics.

2.	Our portfolio is a high quality mix of business, driving both better underwriting results and higher retention, which means the quality of revenue will remain high, and

3.	The auto insurance business alone delivers substantial underwriting profits, well before cross-selling additional products.

While 2020 has been an unprecedented year due to COVID, it has also helped prove the resilience of our financial model, as our loss ratio remained within our targets, and have made us a strong fit for the more than 40% of Americans currently working from home. While our premiums have been impacted, our built-in margins have not.

It is clear to us that the era of fixed price auto insurance is coming to an end. Our model is built to adapt to change and thrive – both for our customers and for the health of our business.

Looking ahead, we have multiple paths to build sustainable growth for Metromile – some of which we are already hard at work pursuing:

-	First, we expect to begin accelerating our growth within our existing 8-state footprint that reaches more than 45 million licensed drivers. Already, we have enough data in nearly all of our markets to effectively and profitably scale.

-	As we further scale, we plan to expand near-nationwide over the next two years, tripling our market reach to 143 million licensed drivers in the U.S., representing $160 billion of potential premiums.

-	Second, we will continue to market our new “Ride Along” app, which allows drivers to ‘try before they buy’. Through “Ride Along”, we’ve seen a 20% conversion rate to purchase, a 25% referral rate, and 11% of all previously abandoned quoters trying it. This allows us to better optimize marketing spend, creates a viral effect for the product, and drives high intent customers to Metromile at a low cost.

-	Third, we are now directly working with OEM partners to identify low mileage drivers. Nearly all new cars today are connected and have the same sensor data streaming directly from the vehicle. Aided by our partners, we are able to identify who is a low-mileage driver 30 days after they purchase a car. We can then provide a customized offer based on true miles driven -- showing how much you can save with pay-per-mile insurance. We expect these OEM partnerships will drive millions of leads in the future at a low cost of acquisition.

-	Fourth, given our enduring relationship with our customers, we expect to begin offering bundled products next year, which we expect will bolster our already strong lifetime value.

-	Fifth, we’ve recently expanded and optimized our omni-channel customer growth engine, allowing us to funnel the appropriate quality of business from price comparison sites, rebuilding our quoting experience to significantly reduce time-to-quote, and adding more affiliate partners.

-	And finally, as I mentioned earlier, our Metromile Enterprise software platform is being recognized by the global insurance industry as a requisite for competing in today’s digital world. We expect to see this business deliver consistent, profitable growth as we partner with incumbent insurers around the world to help them reduce costs and digitize their operations.

I hope we have conveyed to you the unique advantages of our market opportunity, product value proposition, technology platform, unit economics, and ability to grow this business for years to come. Through our use of data science and machine learning, we are creating compelling and unique insurance products while delivering industry-leading economic returns.

We are thrilled to be partnering with investors that realize the breadth of the opportunity and the runway we have before us. This is an exciting time to be building. We hope you will join us for the journey ahead.

With that, we thank you for your time and your interest in Metromile. If you have additional questions, please contact us at our e-mail ir@metromile.com. Thank you again for joining today’s call.